

July 20, 2023

Kevin Wirges
Chief Financial Officer and Treasurer
CareMax, Inc.
1000 NW 57th Court, Suite 400
Miami, Florida 33126

   Re: CareMax, Inc.
     Form 10-K for the Year Ended December 31, 2022
     Form 10-K/A for the Year Ended December 31, 2021
     Correspondence Letter dated June 27, 2023
     File No. 1-39391

Dear Kevin Wirges:

  We have reviewed your June 27, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Adjusted EBITDA, page 69

1. We note your response to comment 1. The adjustments for stay-on bonuses and duplicative salaries in your determination of Adjusted EBITDA are inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated. In this regard, please revise your determination of Adjusted EBITDA to remove these adjustments.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services